UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________
FORM 11-K
___________________________________________________________

☑            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-37429
___________________________________________________________

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia Group, Inc.
1111 Expedia Group Way, W
Seattle, WA 98119

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Information

December 31, 2020 and 2019
and for the Year Ended December 31, 2020

Note: All other schedules required under Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee
Expedia Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020, and Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 28, 2021

We have served as the Plan’s auditor since 2010.

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments, at fair value	$1,251,147,292	$1,086,799,294
Notes receivable from participants	10,523,540	11,503,474
Employer contribution receivable	—	2,178,937
Other receivable	39,988	—
Net assets available for benefits	$1,261,710,820	$1,100,481,705

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Contributions:
Participant contributions	$93,992,045
Employer contributions	14,696,692
Rollover contributions	7,830,479
Total contributions	116,519,216
Investment income (loss):
Net realized and unrealized appreciation in fair value of investments	182,751,231
Dividend and interest income on investments	9,025,447
Total investment income	191,776,678
Interest income on notes receivable from participants	588,931
Deductions:
Benefits paid to participants	146,599,145
Administrative expenses	1,056,565
Total deductions	147,655,710
Net increase in net assets available for benefits	161,229,115
Net assets available for benefits at:
Beginning of year	1,100,481,705
End of year	$1,261,710,820

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia Group, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her automatic pre-tax salary deferral election and/or default investment fund. The Plan's qualified default investment funds are various Vanguard Target Retirement Trusts.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment options.
There are two types of Company contributions available under the Plan. (1) The Company made matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company made matching contributions after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure a participant receives matching contributions for the plan year equal to 50% of the first 6% of the pre-tax compensation deferred by the participant for the plan year, provided that the participant is employed on the last day of the plan year unless an exception applies. Effective June 1, 2020, as part of cost-saving steps resulting from the business impact of COVID-19, the Plan was amended to eliminate matching contributions (including true-up matching contributions). Matching contributions were subsequently reinstated effective December 1, 2020, but there were no true-up matching contributions for the year ended December 31, 2020. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2020, no discretionary matching or profit sharing contributions were made to the Plan.
Participants can direct Company contributions to any of the Plan’s investment options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2020 and 2019 were $415,481 and $1,262,131, respectively. During 2020, $2,542,182 of the forfeited amounts were used to fund Company contributions.

Notes to Financial Statements (continued)
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2020, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2035.
Payment of Benefits
Upon participants’ retirement at or after normal retirement age (as defined in the Plan document), death, disability or termination of employment, they, or their designated beneficiary (in the event of a participant's death), may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59½ may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their eligible account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty. If the value of the vested portion of a participant's account (without regard to the value of the participant's rollover account) at the time the participant incurs a termination of employment or at any time thereafter is more than $1,000 but not more than $5,000 and, after receiving all required notices the participant does not elect to receive a direct payment or rollover, the balance will be rolled over to an IRA designated by the Plan administrator. If the participant's account balance is $1,000 or less, such amount will be distributed to them in a lump sum.
CARES Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act provided certain immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. As permitted by the CARES Act, the Plan implemented the following provisions:
•Participant loans - qualified participants were permitted to delay loan repayments that would otherwise be due between March 27, 2020 and December 31, 2020 with repayments resuming in January 2021 and the loans reamortized to extend payoff period by one year including accrued interest for the suspension period.
•Coronavirus-related distribution - qualified individuals were permitted to take a distribution in an amount up to $100,000 from the Plan without a 10% early distribution penalty. Eligible distributions could be taken up to December 30, 2020 and may be repaid within three years.
•Required minimum distributions ("RMDs") - RMDs were temporarily suspended for 2020.
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company in its discretion, but otherwise will be paid by participants through quarterly fees charged to their accounts and transaction fees. In addition, the Plan's investment options charge expenses as described in their respective prospectuses or prospectus summaries.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100% vested in their accounts.

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio Class 1 and Fidelity Managed Income Portfolio Class 2 (collectively referred to as “MIP”) stable value common collective trust funds, Loomis Sayles Core Plus Fixed Income common collective trust fund (“Loomis Core”), Conestoga Small Cap Growth common collective trust fund ("Conestoga"), TimesSquare Mid Cap Growth Fund common collective trust ("TimesSquare"), Fidelity Contrafund Commingled Pool ("Fidelity Contrafund"), and multiple Vanguard Target Retirement Trust common collective trust funds (Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II, Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, Vanguard Target Retirement 2050 Trust II, Vanguard Target Retirement 2055 Trust II, Vanguard Target Retirement 2060 Trust II, and Vanguard Target Retirement 2065 Trust II, collectively referred to as “Vanguard Retirement”). The Plan’s interest in the MIP, Loomis Core, Conestoga, TimesSquare, Fidelity Contrafund, and Vanguard Retirement is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP and Loomis Core consist primarily of readily marketable fixed income securities, Conestoga consists primarily of domestic small cap equity securities, TimesSquare consists primarily of mid and small cap equity securities, the Fidelity Contrafund consists primarily of domestic large cap equity securities, and the Vanguard Retirement consists of a mix of fixed income and equity securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Loomis Core, Conestoga and TimesSquare may be traded daily without restriction. The MIP may be traded daily, but has a 90-day restriction requirement to exchange to a competing fund. The Fidelity Contrafund and Vanguard Retirement both may be traded daily, but have a 30-day frequent trading policy.

Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.
Subsequent Events
We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued.
3. Fair Value of Investments
The Plan's investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820 describes

Notes to Financial Statements (continued)
three levels of inputs that may be used to measure fair value:

Level 1    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2    Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019:

Investment Assets at Fair Value as of December 31, 2020
	Level 1	Total
Mutual funds	$420,296,797	$420,296,797
Investments in self-directed brokerage accounts	61,517,114	61,517,114
Investments in Expedia Group, Inc. common stock	24,491,821	24,491,821
Total investments at fair value	506,305,732	506,305,732
Common collective trust funds measured at NAV*		744,841,560
Total investments		$1,251,147,292
Investment Assets at Fair Value as of December 31, 2019
	Level 1	Total
Mutual funds	$405,768,637	$405,768,637
Investments in self-directed brokerage accounts	36,122,338	36,122,338
Investments in Expedia Group, Inc. common stock	21,729,873	21,729,873
Total investments at fair value	463,620,848	463,620,848
Common collective trust funds measured at NAV*		623,178,446
Total investments		$1,086,799,294

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter is subject to the adoption of additional

Notes to Financial Statements (continued)
amendments that were proposed to the IRS as part of this letter process. Such additional amendments have been timely adopted by the Company. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

6. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $490,872 for the year ended December 31, 2020.
At December 31, 2020 and 2019, the Plan held 184,960 and 200,922 shares, respectively, of common stock of the Company, with a fair value of $24,491,821 and $21,729,873, respectively. During the year ended December 31, 2020, the Plan recorded $67,463 in dividend income on the common stock of the Company.

Supplemental Information

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2020	$—	$—	$—	$4,240,685

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value
*	Fidelity Diversified International K Fund	1,153,505	shares	$54,883,788
*	Fidelity 500 Index Fund	1,182,026	shares	153,864,322
*	Fidelity International Index Fund	371,086	shares	16,925,235
*	Fidelity Extended Market Index Fund	406,238	shares	33,912,732
	Dodge & Cox International Stock Fund	339,933	shares	14,855,050
	Goldman Sachs Small Cap Value Fund	269,371	shares	14,968,972
	MainStay Large Cap Growth Fund	3,681,847	shares	48,894,929
	T. Rowe Price Institutional Large-Cap Value Fund	801,171	shares	18,923,666
	Vanguard Total Bond Market Index Fund Institutional	3,142,298	shares	36,513,505
	Transamerica Mid Cap Value Opportunities	2,181,972	shares	26,554,598
	Total registered investment companies			420,296,797
	Common/collective trust funds:
	Vanguard Target Retirement 2015 Trust II	109,715	units	4,383,114
	Vanguard Target Retirement 2020 Trust II	313,463	units	13,043,216
	Vanguard Target Retirement 2025 Trust II	671,989	units	28,505,756
	Vanguard Target Retirement 2030 Trust II	1,074,751	units	45,762,894
	Vanguard Target Retirement 2035 Trust II	1,751,105	units	76,488,263
	Vanguard Target Retirement 2040 Trust II	1,969,710	units	89,602,129
	Vanguard Target Retirement 2045 Trust II	2,398,722	units	110,749,008
	Vanguard Target Retirement 2050 Trust II	1,884,155	units	87,500,136
	Vanguard Target Retirement 2055 Trust II	800,318	units	49,779,786
	Vanguard Target Retirement 2060 Trust II	258,323	units	12,678,487
	Vanguard Target Retirement 2065 Trust II	59,580	units	1,801,113
	Vanguard Target Retirement Income Trust II	61,481	units	2,552,060
	Loomis Sayles Core Plus Fixed Income Trust Class C	1,598,513	units	27,862,089
	Conestoga Small Cap Growth Fund Class A	1,652,065	units	31,075,341
	TimesSquare Mid Cap Growth Fund	2,288,399	units	32,617,692
*	Fidelity ContraFund Commingled Pool	3,648,753	units	98,370,394
*	Fidelity Managed Income Portfolio Fund Class 1	34,704	units	34,704
*	Fidelity Managed Income Portfolio Fund Class 2	32,035,378	units	32,035,378
	Total common/collective trust funds			744,841,560
	Common stock:
*	Expedia Group, Inc. common stock	184,960	shares	24,491,821
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		61,517,114
*	Participant loans	Interest rates ranging from 4.25% to 9.25%, maturing through 2035		10,523,540
				$1,261,670,832
*     Indicates a party-in-interest to the Plan.
(1)     Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ LANCE SOLIDAY
June 28, 2021		Lance Soliday
Chair of Benefit Plans Administration Committee

EXHIBIT INDEX

Exhibit Number        Description
23.1            Consent of Independent Registered Public Accounting Firm - Moss Adams LLP